FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated September 5, 2006, regarding key events approved by the General Meeting of Shareholders of Telefónica Perú Holding S.A.C. held on September 4, 2006.

Item 1

Lima, September 5, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, CONASEV Resolution No. 107-2002-EF/94.10 and CONASEV Resolution N° 090-2005-EF/94.10, we inform as key events the following agreements:

1.	That, the General Meeting of Shareholders of Telefónica Perú Holding S.A.C. held on September 4, 2006, approved the following agreements:

a.	Approve the modification of the amount of Capital Stock in order for it, to be reflected in Nuevos Soles, as well as to set the nominal value in said currency that corresponds to the shares in which this is represented.

Also, in order for the capital stock to be divisible in exact form among its nominal value of the shares, agreed to approve a contribution of the capital stock in the amount of S/. 0.10 (10/100 of Nuevo Sol).

Consequently, the capital of Telefónica Peru Holding company will increase to S/. 5,614,798,717.22 (Five thousand six hundred fourteen million seven hundred ninety-eight thousand seven hundred seventeen and 22/100 Nuevos Soles) and will be represented in 7,291,946,386 (Seven thousand two hundred ninety-one million nine hundred forty-six thousand three hundred eighty-six) shares of a nominal value of S/. 0.77 (77/100 of Nuevos Soles) each one.

b.	Apply the ascending legal reserve to S/. 83,243,287.91 (Eighty-three million two hundred forty-three thousand two hundred eighty-seven and 91/100 Nuevos Soles), to the reimbursement of the negative accumulated results of the Company.

c.	Reduce the capital stock from the amount of S/. 5,614,798,717.22 (Five thousand six hundred fourteen million seven hundred ninety-eight thousand seven hundred seventeen and 22/100 Nuevos Soles) to that of S/. 2,335,716,315.24. (Two thousand three hundred thirty-five million seven hundred sixteen thousand three hundred fifteen and 24/100 Nuevos Soles), this is, in the amount of S/. 3,279,082,401.98 (Three thousand two hundred seventy-nine million eighty-two thousand four hundred one and 98/100 Nuevos Soles), in order to cover in part the negative accumulated results of the Company, by means of the amortization of 4,258,548,574 (Four thousand two hundred fifty-eight million five hundred forty-eight thousand five hundred seventy-four) shares.

d.	Reduce the capital stock from the amount of S/. 2,335,716,315.24 (Two thousand three hundred thirty-five million seven hundred sixteen thousand three hundred fifteen and

24/100 Nuevos Soles) to that of S/. 2,049,094,698.42 (Two thousand forty-nine million ninety-four thousand six hundred ninety-eight and 42/100 Nuevos Soles), this is, in the amount of S/. 286,621,616.82 (Two Hundred eighty-six million six hundred twenty-one thousand six hundred sixteen and 82/100 Nuevos Soles), in order to return contributions to the shareholders of the Company, by means of amortization of 372,235,866 (three hundred seventy-two million two hundred thirty-five thousand eight hundred sixty-six) shares.

In the next days we will include the Economic information brought up to date of Group.

Atentamente,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: September 8, 2006	By:	/s/ María Ana Brigneti Suito
	Name:	María Ana Brigneti Suito
	Title:	Legal Manager of Telefónica del Perú S.A.A.